Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 16, 2020

FAIRFAX ANNOUNCES CHANGES TO ANNUAL MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U), recognizing the widespread cancellation of public events as a protection of individual and public safety in the face of the COVID-19 pandemic, with great regret has cancelled the attendance of its directors and the officers of all of its subsidiaries and Fairfax group companies at its April 16 annual meeting and has cancelled all booths and other events (dinners, etc.) originally contemplated for that meeting. Therefore, shareholders will not be able to attend the meeting in person.

There will be a webcast of the formal meeting and of a presentation by Prem Watsa, Fairfax’s Chair and CEO, following the formal meeting and, potentially, a Q&A carried out through the webcast. Instructions for how to access the webcast will be published in the near future. Shareholders are encouraged to vote by proxy.

Mr. Watsa said, “For 34 years, we have looked forward to meeting you, our loyal long term shareholders at our AGM and, with our Presidents, answering all your questions. This year, for your safety, and for the safety of all our employees from the global pandemic, we have, unfortunately, cancelled all our activities during our AGM. However, for this year only, we will webcast our meeting and will look to have a format for questions and answers. More on this soon. We will resume our normal annual meeting activities next year.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946